UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of November 2009

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

PRESS RELEASE

Appointments of Mr. Henri Proglio as Chairman of Veolia Environnement

Board of Directors

and Mr. Antoine Frérot, Chief Executive Officer of Veolia Environnement

Paris, November 25, 2009 – Mr. Henri Proglio has been appointed Chairman and Chief Executive Officer of EDF by Order of French council of Ministers.

The change of governance announced for Veolia Environnement is confirmed and the following appointments, voted by the meeting of the Veolia Environnement Board of Directors on November 2, 2009, will take effect on the date of publication of the Order:

•	Mr. Henri Proglio will exercise the functions of the Chairman of the Board of Directors,
•	Mr. Louis Schweitzer is appointed Vice-Chairman of the Board of Directors,
•	Mr. Antoine Frérot is appointed Chief Executive Officer.

Antoine Frérot's biography:

Born June 3, 1958 in Fontainebleau, France, Antoine Frérot is Graduate of Ecole Polytechnique (class of 1977) and Civil Engineer of Ecole Nationale des Ponts et Chaussées, the Paris civil engineering school, PhD in Civil Engineering (ENPC).

He started his career in 1981 as a research engineer at the Bureau Central d'Études pour l'Outre Mer, which specializes in major development projects. In 1983 he joined the research center of the École Nationale des Ponts et Chaussées as project manager, and served as deputy director of the center from 1984 to 1988. From 1988 to 1990, he was head of financial transactions at the Crédit National bank.

In 1990, Mr. Frérot joined Compagnie Générale des Eaux as special adviser and in 1995 was appointed Chief Executive Officer of CGEA Transport.

In 2000, he was named Chief Executive Officer of Connex, the transportation division of Vivendi Environnement, and member of the Vivendi Environnement Management Board.

In January 2003, Antoine Frérot was appointed Chief Executive Officer of Veolia Water, the Veolia Environnement water division, and Executive Vice President of Veolia Environnement.

Mr. Frérot is an Chevalier of the Legion of Honor.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. With more than 336,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €36,2 billion in 2008. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contacts:

Brian Sullivan – Tel +1 (312) 552 2847

Terri Anne Powers – Tel +1 (312) 552 2890

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 25, 2009

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Secretary